Filed Pursuant to Rule 424(b)(5)
Registration No. 333-269631

SUPPLEMENT NO. 3 TO PROSPECTUS SUPPLEMENT DATED APRIL 14, 2023
(To Prospectus dated February 14, 2023)
$6,109,000

BioRestorative Therapies, Inc.
Common Stock
_________________________

This Supplement No. 3, or this Supplement, modifies and amends, only to the extent indicated herein, certain information contained in our prospectus supplement, dated April 14, 2023, or the Original Supplement, filed by us with the Securities and Exchange Commission, or the SEC, on April 14, 2023, Supplement No. 1 to the Original Supplement, dated May 15, 2023, or the First Supplement, filed by us with the SEC on May 15, 2023 and Supplement No. 2 to the Original Supplement, dated July 11, 2023, or the Second Supplement, filed by us with the SEC on July 11, 2023, and relating to the offer and sale of shares of our common stock, par value $0.0001 per share, from time to time pursuant to a Capital on Demand™ Sales Agreement, or the Sales Agreement, with JonesTrading Institutional Services LLC, or the Agent. The Original Supplement supplemented our prospectus, dated February 14, 2023 (together with the Original Supplement, the Original Prospectus). The First Supplement supplemented the Original Prospectus.  The Second Supplement supplemented the Original Prospectus and the First Supplement. This Supplement, the Second Supplement, the First Supplement and the Original Prospectus form part of our Registration Statement on Form S-3, dated February 14, 2023 (Registration No. 333- 269631), or the Registration Statement.

This Supplement is being filed to amend certain information contained in the Original Prospectus, the First Supplement and the Second Supplement to update our disclosure therein regarding the dollar amount of shares which we may sell in any 12 calendar month period pursuant to the Registration Statement and the Sales Agreement and in accordance with General Instruction I.B.6 of Form S-3.

This Supplement should be read in conjunction with the Second Supplement, the First Supplement, the Original Prospectus and the Registration Statement, and is qualified by reference to the Second Supplement, the First Supplement, the Original Prospectus and the Registration Statement, except to the extent that the information presented herein supersedes the information contained in the Second Supplement, the First Supplement, the Original Prospectus or the Registration Statement. This Supplement is not complete without, and may only be delivered or used in connection with, the Second Supplement, the First Supplement and the Original Prospectus, including any amendments or supplements thereto. If there is any inconsistency between the information in the Second Supplement, the First Supplement, the Original Prospectus and this Supplement, you should rely on the information in this Supplement.

Since the date of the Second Supplement, our public float has increased such that we may sell additional amounts of common stock under the Sales Agreement and the Registration Statement. Accordingly, we are filing this Supplement to amend the Original Prospectus, the First Supplement and the Second Supplement to reflect such increase in our public float and such ability to sell additional common stock under the Sales Agreement and the Registration Statement.

The aggregate market value of our outstanding common stock held by non-affiliates, or the public float, as of the date hereof pursuant to General Instruction I.B.6 of Form S-3 is $24,554,149, which was calculated based on 3,783,382 shares of our outstanding common stock held by non-affiliates and at a price of $6.49 per share, the closing price of our common stock on June 26, 2023 (which was the highest closing sale price of our common stock on the Nasdaq Capital Market within the 60 days prior to the date hereof).

Accordingly, based on our public float of $24,554,149 as of the date hereof, and in accordance with General Instruction I.B.6 of Form S-3, we may sell our securities in a public primary offering with a value not to exceed $8,184,716 (which is less than one-third of our public float) in any 12 calendar month period.  We have sold $2,612,243 of securities pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to and including the date of this Supplement, including $536,593 of securities in accordance with the Sales Agreement and $2,075,650 of securities pursuant to a separate public primary offering.  Therefore, this Supplement hereby amends the Original Prospectus, the First Supplement and the Second Supplement to reflect that we may offer and sell shares of our common stock having an aggregate offering price of up to $6,109,000 in any 12 calendar month period from time to time through or to the Agent in accordance with the Sales Agreement (including the $536,593 of our securities that we have sold to date in accordance with the Sales Agreement). Following the filing of this Supplement and the increase in the amount of shares as described above, as of the date of this Supplement, we will have approximately $5,572,473 of availability for future sales of securities in accordance with the Sales Agreement. If our public float further increases such that we may offer and sell more than $8,184,716 of our securities under General Instruction I.B.6 of Form S-3, we will file another prospectus supplement prior to making sales in excess of such amount.

Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell our securities in a public primary offering with a value exceeding one-third of our public float in any 12 calendar month period so long as our public float remains below $75 million.

Our common stock is listed on the Nasdaq Capital Market under the symbol “BRTX.” The last reported sales price of our shares of common stock on August 22, 2023 was $2.54 per share.

Investing in our common stock involves risks. See the section entitled “Risk Factors” beginning on page S-7 of the Original Supplement and in the documents we incorporate by reference into the Original Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Supplement or the accompanying Original Prospectus. Any representation to the contrary is a criminal offense.
JonesTrading
The date of this prospectus supplement is August 23, 2023